FIDELITY (LOGO) INVESTMENTS(registered trademark)   FMR Corp.
                                                    82 Devonshire Street
                                                    Boston MA  02109-3614
                                                    617 563 7000

     May 21, 1997
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: Daily Money Fund (the Trust)
 File Nos. 2-77909 and 811-3480
 Request for Withdrawal of Filing
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the 485APOS filing with Accession Number:
0000028540-97-000048 from the above Registrant. This filing is unnecessary due to a subsequent reorganization of the underlying funds contained in the filing.
On May 9, 1997, shareholders of each of Treasury Fund (formerly known as U.S. Treasury Portfolio) and Prime Fund (formerly known as Money Market Portfolio), funds of the Trust (the Funds), approved a reorganization of each fund to Daily Tax-Exempt Money Fund (File Nos. 2-78458 and 811-3518). The closing date for these reorganizations is scheduled for May 30, 1997. As a result of the reorganizations, a Registration Statement on behalf of the Funds will be filed pursuant to Rule 485(b) in Post-Effective Amendment No. 29 to Daily Tax-Exempt Money Fund (to be renamed Fidelity Newbury Street Trust in conjunction with the reorganizations). This Registration Statement will have an effective date of May 30, 1997. In anticipation of shareholder approval of the proposed reorganizations, a Registration Statement was previously filed on behalf of the Funds pursuant to Rule 485(a) in Post-Effective Amendment No. 28 to Daily Tax-Exempt Money Fund.

    Very truly yours,



    /s/Arthur S. Loring
    Arthur S. Loring
    Secretary and Agent for Service